CB CORE EQUITY FUND

                        SCHEDULE DATED FEBRUARY 19, 2003
                         TO THE ADMINISTRATION AGREEMENT
                             DATED NOVEMBER 14, 1991
                    AS AMENDED AND RESTATED NOVEMBER 12, 2002
                                     BETWEEN
                         THE ADVISORS' INNER CIRCLE FUND
                                       AND
                      SEI INVESTMENTS GLOBAL FUNDS SERVICES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the CB Core Equity Fund (the "Fund") at an annual rate of 0.20% of the aggregate average daily net assets of the Fund (and any additional portfolios).

                  This fee schedule is subject to a minimum annual fee of $100,000 for the Fund, including all classes in existence as of the effective date of this Agreement. In the event the Fund or any additional portfolio retains multiple investment advisors, an additional minimum fee of $10,000 (per advisor exceeding one) shall be assessed. The minimum fee shall be increased $100,000 for each portfolio created after the effective date of this Agreement. In addition, the minimum fee shall be increased $15,000 for each new class added to the Fund or any portfolio after the effective date of this Agreement, as well as for each class in excess of one for any new portfolios added after the effective date of this Agreement.

                  Administration fees are calculated and accrued daily, and are paid monthly.

Term: Pursuant to Article 7, the term of this Agreement shall commence on the date the Fund commences operations, and shall remain in effect with respect to the Fund (and any additional portfolios) for five years (the "Initial Term"). This Agreement shall continue in effect for successive periods of five years after the Initial Term (a "Renewal Term"). This Agreement may be terminated only: (a) by either party at the end of the Initial Term or the end of any Renewal Term on 90 days' prior written notice; (b) by either party hereto on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least 45 days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to the Fund (and any additional portfolios), effective upon the liquidation of such Fund (and/or additional portfolios). For purposes of this paragraph, the term "liquidation" shall mean a transaction in which the assets of the Fund (or any additional portfolios) are sold or otherwise disposed of and proceeds therefrom are distributed in cash to the shareholders in complete liquidation of the interests of such shareholders in the entity.



                                [END OF SCHEDULE]




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         Agreed to and accepted by:

         SEI Investments Global Funds       Advisors' Inner Circle Fund
         Services

         By: _______________________        By: __________________
         Name: John Munch                   Name: Timothy D. Barto
         Title: Vice President              Title: Vice President



         Acknowledged and Agreed to by:

         CB Investment Managers, LLC


         By: ____________________________
         Name:
         Title: